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                            November 21, 2023

       Diana Vasylenko
       Director
       E-Smart Corp.
       7311 Oxford Ave
       Philadelphia, PA 19111

                                                        Re: E-Smart Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2023
                                                            File No. 333-275161

       Dear Diana Vasylenko:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 25, 2023

       Cover page

   1.                                                   On page 9 you indicate
that you are not a    shell Company    within the meaning of Rule
                                                        405 because you have
developed a business plan and real business operations. However, on page 24 you state
that you have not meaningfully commenced your proposed business operations and will not
do so until we have completed this offering. You appear to be a shell company as
defined in Rule 405, because you appear to have no or nominal operations and no or
nominal assets. As such, you should disclose that you are a shell company on your
prospectus cover page and add a risk factor that highlights the consequences of shell
company status and revise your risk factor disclosure accordingly.
   2. On page 2 you indicate that you intend to apply to be traded on OTCQB, or OTCQX markets. On page 18 we
note references of your intentions to apply to have the company's shares quoted on the
OTC Bulletin Board. Please remove all references to the OTCBB as
                                                        FINRA ceased operation
of the OTCBB on November 8, 2021. See FINRA Regulatory
                                                        Notice 21-38.
 Diana Vasylenko
FirstName LastNameDiana Vasylenko
E-Smart Corp.
Comapany 21,
November  NameE-Smart
              2023      Corp.
November
Page 2    21, 2023 Page 2
FirstName LastName
Prospectus Summary, page 7

3. We note your disclosure here that masters interested in joining your platform should contact you through your designated contacts and apply for inclusion in the database.
         With the first reference to masters, please define the term master. Additionally, since you note that masters may apply for inclusion in the database, describe the criteria by which applicants are measured, and whether you have had any applicants to date.
Risk Factors
"We may have limited abilities to compete against our competitors.", page 13

4. We note your disclosure on page 13 that "Notable competitors in our market include
         Tattoo life, TATTOODO, TattooSocienty, TattoosAI.    Please revise
your disclosure to
         fully describe your competitive position with respect to each of your products. For example, compare the specifications and search engine capabilities of your software with the technology of its competitors. To the extent that you compare your performance relative to competitors, please revise to specify the products or procedures to which you are comparing your products. We note, for instance, that for some of the competitive
         strengths you list on page 28, such as that E-Smart   s competitive
strengths lie in its
         comprehensive platform, time-saving features, AI technology integration, information and inspiration resources, enhanced user experience, API offering, and focus on professionalism and security, it is not clear to which other procedures you are comparing your product or to what extent you have knowledge of the research and development efforts of your competitors. Additionally, please explain to us how you determined that these comparisons accurately reflect the current state of the competitive technology. We also note that a significant majority of the companies you identified as competitors have significantly larger client bases and longer operating histories than you. Please convey additional information regarding your status relative to your competitors to provide evidence for your claim that you have a competitive advantage. Additionally, explain why you believe such comparison is useful for investors.
Description of Business, page 31

5. With respect to your objective of becoming a leader in the tattoo industry by offering your
         AI textual tattoo idea generator via an API, provide appropriate context to investors concerning what must be accomplished for you to become the leader. For example, if revenue growth, product expansion or other achievements are necessary to be the leader, please discuss this in quantitative terms.

6. Please revise your discussion of AI integration into your products to clarify whether you utilize third-party open-source AI algorithms, and how they are used in your products. In addition, provide risk factor disclosure addressing potential copyright or other risks associated with AI generated content in the tattoo space.
 Diana Vasylenko
E-Smart Corp.
November 21, 2023
Page 3
7. Please revise this section to more clearly differentiate which aspects of your business are aspirational and which have actually been implemented. In addition, clarify whether you have entered into any agreements with any tattoo artists or connected any potential tattoo customers to artists and the terms of those agreements. To the extent you have not, please revise as appropriate. Finally, we note that your monetization strategy includes offering an
         API for the AI textual tattoo idea generator. Please revise to clarify how you intend to generate revenue from such an API and any other planned revenue streams.
8. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.
9. Please provide support for your disclosure that E-Smart incorporates cutting-edge AI technology into its platform. To the extent any such assertions are
management   s belief,
         please clarify.
Report of Independent Registered Public Accounting Firm, page F-1

10. We note that your PCAOB registered public accounting firm is located in Lagos, Nigeria and that your operations are in the U.S. and Europe. Please tell us whether your accounting firm relied on the work of another auditor and the extent to which Olayinka
         Oyebola & Co. performed audit procedures.
Statement of Operations, page F-3

11. Please clarify in the heading that the statement of operations covers the period from June
         6, 2023 (Inception) to August 31, 2023.
Statement of Cash Flows, page F-5

12. Please explain your line item "Shares issued for related party debt conversion" for
       $4,500. This description does not agree with your description in the statement of changes in stockholders' equity, which states "Common shares issued for cash" for $4,500. Also,
FirstName LastNameDiana Vasylenko
       referring to your basis in accounting literature, tell us why you believe this transaction
Comapany    NameE-Smart
       should  be recorded Corp.
                            in cash flows from operating activities. Tell us
how you consider ASC
       230-10-50-3
November    21, 2023 to 50-6.
                      Page 3
FirstName LastName
 Diana Vasylenko
FirstName LastNameDiana Vasylenko
E-Smart Corp.
Comapany 21,
November  NameE-Smart
              2023      Corp.
November
Page 4    21, 2023 Page 4
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-6

13. On page F-6 you state, "The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations (Regulation S-X) of the
         Securities and Exchange Commission (the    SEC   ) and with the
instructions to Form 10-
         Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements." Please explain why this statement contradicts other disclosure in your filing. For example, on page F-1 your independent registered public accounting firm represents that these financial statements are audited. Also, you reference Form 10-Q and state information and footnotes required by generally accepted accounting principles are not included.
         Revise accordingly.
Notes to the Financial Statements, page F-6

14. Explain why you do not have income tax expense recorded in your statement of operations. Provide disclosure in accordance with ASC 740-10-50.
General

15. We note that your bylaws state that the election of directors will take place at the annual meeting of the stockholders of the corporation and directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election. Given that you are currently owned by a single stockholder, please disclose whether there will be new directors nominated and voted upon at the next annual meeting.
16.      We note your disclosure on page F-9 that that as a result of the
Company   s management
         operating in Europe, some of the Company   s transactions occurred in
Euros. However, we
         found no mention of your operations in Europe elsewhere in the prospectus. Please disclose the international markets that you operate in or intend to target. To the extent you continue to have operations in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and if applicable, any risks and consequences to the company associated with those laws and regulations.

17. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
18. We note that section 12.2 of your corporate bylaws identifies Nevada courts as the sole and exclusive forum for " any derivative action or proceeding brought on behalf of the
         Corporation". Please include a risk factor disclosing whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that
 Diana Vasylenko
E-Smart Corp.
November 21, 2023
Page 5
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims. If the provision applies to Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that the exclusive forum provision in your bylaws is consistent with your revised disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameDiana Vasylenko
                                                             Division of
Corporation Finance
Comapany NameE-Smart Corp.
                                                             Office of
Technology
November 21, 2023 Page 5
cc:       Devin Bone
FirstName LastName